UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               AVATEX CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   351904 10 7
                                 (CUSIP Number)


                                 David H. Brooks
                               20 Red Ground Road
                          Old Westbury, New York 11568
                                (516) 626 - 1877
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 24, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement.     | X |

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
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 CUSIP No. 351904 10 7                                  Page    2   of  9  Pages
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David H. Brooks, IRA
         084 - 46 - 0485

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

            PF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
                           7        SOLE VOTING POWER

                                          347,600

                           8        SHARED VOTING POWER


                           9        SOLE DISPOSITIVE POWER

                                           347,600

                          10        SHARED DISPOSITIVE POWER


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,066,000
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.68
   14    TYPE OF REPORTING PERSON
                    IN

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    3   of  9  Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Brooks Industries of L.I. Inc., Profit Sharing Plan
         11 - 289   3289

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            PF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
                           7         SOLE VOTING POWER

                                          718,400

                           8        SHARED VOTING POWER


                           9        SOLE DISPOSITIVE POWER

                                           718,400

                           10         SHARED DISPOSITIVE POWER


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,066,000
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.68
   14    TYPE OF REPORTING PERSON             EP

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    4   of  9  Pages
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         This statement relates to shares of common stock (the "Common Stock") of Avatex Corporation (the "Issuer"). The Issuer's principal executive office is located at 5910 North Central Expressway, Suite 1780, Dallas Texas 75206.

Item 2.           Identity and Background

         This statement is being filed on behalf of Brooks Industries of L.I. Inc., Profit Sharing Plan (the "Plan") and David H. Brooks, IRA (the "IRA"). Brooks Industries of L.I., Inc. ("Brooks Industries") is a New York Corporation which engages in the venture capital business and securities trading. David H. Brooks has been the Chairman, President and a Director of Brooks Industries since October, 1988, and is its sole shareholder. Brooks Industries' principal office is at 20 Red Ground Road, Old Westbury, New York 11568.

         Mr. Brooks presently is and has served as Chairman of the Board and Chief Executive Officer of DHB Capital Group, Inc. ("DHB") since its inception on October 22, 1992. DHB is a publicly owned holding company which is principally engaged through its wholly-owned subsidiaries in the development, manufacture and distribution of bullet-and-projectile-resistant garments, and the manufacture and distribution of protective athletic equipment and apparel. DHB's principal office is at 11 Old Westbury Road, Old Westbury, New York 11568. Mr. Brook's is also engaged in investing for his own account.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    5   of  9  Pages
--------------------------------------------------------------------------------


         Neither Mr. Brooks, the Plan, the IRA nor Brooks Industries has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. Brooks, the Plan, the IRA nor Brooks Industries has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Brooks is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

         As of the date of the event which requires the filing of this statement, the IRA and the Plan beneficially owned in the aggregate 701,000 shares of the Issuer's Common Stock (the "Shares").

         The Shares were purchased on the New York Stock Exchange at an aggregate cost of $1,755,543 . (See Exhibit B annexed hereto). The purchases of the Shares were made from available funds in the IRA and in the Plan. Mr. Brooks exercises sole investment discretion with respect to the assets of his IRA and with respect to the assets of the Plan.


Item 4.           Purpose of Transaction

         The Shares beneficially owned by the IRA and the Plan were acquired for, and are being held for, investment purposes.

         Neither the IRA nor the Plan has a plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         As of the date hereof, the IRA and the Plan are the beneficial owners of 1,066,000 Shares of Common Stock of the Issuer. Based on the most recent information from the Issuer, the IRA and the Plan believe there to be 13,806,375 shares of Issuer's Common Stock outstanding. Therefore, the IRA and the Plan beneficially own 7.68% of the Issuer's outstanding shares of Common Stock. Mr. Brooks has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock that are currently beneficially owned by the IRA and the Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Neither   the  IRA  nor  the  Plan  has  any   contract,   arrangement,
         understanding or relationship with any person with respect to the Common Stock of the Issuer.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    6   of  9  Pages
--------------------------------------------------------------------------------

Item 7.           Material to be Filed as Exhibits

         A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A and is incorporated herein. Attached hereto as Exhibit B is a description of the transactions in the Common Stock of the Issuer that were effected by the IRA and the Plan for the 60 day period ending on the date of the event which requires the filing of this statement, and for the period from November 25, 1997 through the date hereof.

The undersigned, after reasonable inquiry and to the best of each of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated:   December  29, 1997
                                            DAVID H. BROOKS, IRA

                                    By:     /S/David H. Brooks
                                            ------------------
                                            DAVID H. BROOKS


                                            BROOKS INDUSTRIES OF L.I.
                                            PROFIT SHARING PLAN


                                    By:     /S/David H. Brooks
                                            ------------------
                                            David H. Brooks, Trustee

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    7   of  9  Pages
--------------------------------------------------------------------------------




                                    EXHIBIT A



                                A G R E E M E N T


                  The undersigned agree that this Schedule 13D dated December 29, 1997 relating to the Shares of Common Stock of Avatex Corporation shall be filed on behalf of the undersigned:




                                            DAVID H. BROOKS, IRA

                                    By:     /S/David H. Brooks
                                            ------------------
                                            DAVID H. BROOKS


                                            BROOKS INDUSTRIES OF L.I.
                                            PROFIT SHARING PLAN


                                    By:     /S/ David H. Brooks
                                            -------------------
                                            David H. Brooks, Trustee

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    8   of  9  Pages
--------------------------------------------------------------------------------






                                    EXHIBIT B


                     Transaction in Securities of the Issuer

               (effected within the 60 day period ended 11/24/97




                                                                       Number of Shares
Reporting Person                    Acquisition Date                   of Common Stock  (1)                   Price
----------------                    ----------------                   --------------------                   -----
David H. Brooks, IRA                    11/20                                 900                             1 5/16
                                        11/19                              52,400                             1 1/4
                                        11/13                               7,700                             1 1/2
                                        11/12                              11,000                             1 9/16
                                        11/06                              79,500                             1.477
                                        10/07                              17,700                             1 5/8
                                        10/06                              10,000                             1 3/4
                                        10/02                              11,300                             1 3/4
                                                                          -------
                                                                          190,500

Brooks Industries of L.I.
Profit Sharing Plan


                                                                       Number of Shares
Reporting Person                    Acquisition Date                   of Common Stock  (1)                   Price
----------------                    ----------------                   --------------------                   -----
David H. Brooks, IRA                     11/24                               40,000                            1 1/2
                                         11/21                                2,500                            1 1/2
                                         11/14                                3,300                            1 3/8
                                         11/05                               50,000                            1 7/16
                                         10/26                               31,800                            1.9965
                                         10/25                                  500                            1 7/8
                                         10/19                               50,000                            2
                                         10/10                               52,100                            1.899
                                         10/09                               39,600                            1.835
                                                                            -------
                                                                            269,800

                               EXHIBIT B continued


                     Transaction in Securities of the Issuer

              (effected from November 25, 1997 to the date hereof)


                                                                       Number of Shares
Reporting Person                    Acquisition Date                   of Common Stock  (1)                   Price
----------------                    ----------------                   --------------------                   -----
Brooks Industries                        11/25                              22,400                             1 1/2
of L.I. Profit                           11/26                               4,000                             1 5/8
Sharing Plan                             11/28                               5,600                             1 41/55
                                         12/1                               10,100                             1 3/4
                                         12/2                                  600                             1 3/4
                                         12/3                               12,900                             1 11/16
                                         12/3                                2,400                             1 3/4
                                         12/4                               19,400                             1 7/8
                                         12/5                                3,700                             1 13/16
                                         12/8                               10,800                             1 7/8
                                         12/9                               24,300                             1 7/8
                                         12/10                              20,000                             1 15/16
                                         12/11                              10,800                             1 15/16
                                         12/12                              20,000                             1 7/8
                                         12/12                               2,500                             1 7/8
                                         12/15                              20,000                             2
                                         12/15                              20,200                             2
                                         12/16                              26,800                             2
                                         12/17                              55,000                             2
                                         12/19                              70,000                             2
                                         12/24                               3,500                             1 7/8
                                                                           -------
                                                                           365,000
                                                                           =======

David H. Brooks IRA                                                        NONE

(1) These transactions were effected on the New York Stock Exchange.